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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mitchell Austin

          Staff Attorney

          AD Office 3—Information Technologies and Services

Re:     Parsons Corporation

 Amendment No. 1 to Registration Statement on Form S-1

 Filed April 29, 2019

 File No. 333-230833

Ladies and Gentlemen:

On behalf of our client, Parsons Corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the registration statement on Form S-1 (the “Amendment No. 1”). The Company previously filed a registration statement on Form S-1 on April 12, 2019 (the “Registration Statement”). The Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on April 23, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes four clean copies of the Amendment No. 1 and four copies that have been marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below the comment from your letter in bold type followed by the Company’s response thereto. Except for page numbers appearing in the headings and the Staff’s comment below (which are references to the Registration Statement), all page references herein correspond to the relevant pages of the Amendment No. 1.

April 29, 2019

Registration Statement on Form S-1

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.	We note your response to prior comment 2. Please revise to explain the nature of the supervision services and the fact that you are not liable for construction of the asset.

Response: In response to the Staff’s comment, the Company has revised pages 92 and F-12 as reflected in Amendment No. 1 to explain the nature of the Company’s supervision services and to clarify that the Company is not liable for construction of the asset.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

of LATHAM & WATKINS LLP

cc:	Charles Harrington, Parsons Corporation

George Ball, Parsons Corporation

Michael Kolloway, Parsons Corporation

Cathy Birkeland, Latham & Watkins LLP

Stewart McDowell, Gibson, Dunn & Crutcher LLP

Peter Wardle, Gibson, Dunn & Crutcher LLP